Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Registration No. 333-188309
November 19, 2014

OGE ENERGY CORP.
PRICING TERM SHEET
$100,000,000 FLOATING RATE SENIOR NOTES, SERIES DUE NOVEMBER 24, 2017

Issuer:	OGE Energy Corp.
Ratings (Moody's / S&P / Fitch)*	A3 (Stable) / BBB+ (Stable) / A- (Stable)
Principal Amount:	$100,000,000
Security Type:	Senior Unsecured Notes
Format:	SEC Registered
Trade Date:	November 19, 2014
Settlement Date:	November 24, 2014 (T+3)
Maturity Date:	November 24, 2017
Interest Payment and Reset Dates:	Quarterly in arrears on February 24, May 24, August 24 and November 24 of each year, commencing February 24, 2015
Interest Rate Index:	Three-Month LIBOR
Spread to Interest Rate Index:	+55 basis points (0.55%)
Price to Public:	100% of the principal amount
Optional Redemption:	None
CUSIP/ISIN:	670837 AB9/US670837AB97
Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC
RBC Capital Markets, LLC
Wells Fargo Securities, LLC
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNY Mellon Capital Markets, LLC at 1-800-269-6864, RBC Capital Markets, LLC at 1-866-375-6829 or Wells Fargo Securities, LLC at 1-800-645-3751.